      As filed with the Securities and Exchange Commission on July 25, 1997
                                                      Registration No. 333-_____

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               -------------------

                          STAR TELECOMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                     77-0362681
      (State or other jurisdiction                          (IRS Employer
    of incorporation or organization)                    Identification No.)

                          223 EAST DE LA GUERRA STREET
                         SANTA BARBARA, CALIFORNIA 93101
               (Address of principal executive offices) (Zip Code)

                               -------------------

                          STAR TELECOMMUNICATIONS, INC.
              1996 OUTSIDE DIRECTOR NONSTATUTORY STOCK OPTION PLAN
                            (Full title of the Plan)

                               -------------------

                             CHRISTOPHER E. EDGECOMB
                             CHIEF EXECUTIVE OFFICER
                          STAR TELECOMMUNICATIONS, INC.
                          223 EAST DE LA GUERRA STREET
                         SANTA BARBARA, CALIFORNIA 93101
                     (Name and address of agent for service)

                        ---------------------------------

          (Telephone number, including area code, of agent for service)
                                 (805) 899-1962

                        CALCULATION OF REGISTRATION FEE`
================================================================================================================

             Title of                                      Proposed Maximum    Proposed Maximum
            Securities                        Amount           Offering            Aggregate         Amount of
               to be                          to be              Price             Offering         Registration
            Registered                    Registered(1)      per Share(2)          Price(2)             Fee
            ----------                    -------------      ------------          --------             ---
1996 Outside Director Nonstatutory
Stock Option Plan

Common Stock (par value $0.001)             20,000           $15.8125              $316,250             $100
================================================================================================================


(1) This Registration Statement shall also cover any additional shares of Common Stock which become issuable under the 1996 Outside Director Nonstatutory Stock Option Plan by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of Common Stock of Star Telecommunications, Inc.

(2) Calculated solely for purposes of this offering under Rule 457(h) of the Securities Act of 1933, as amended, on the basis of the average of the high and low prices per share of Common Stock of Star Telecommunications, Inc. on July 21, 1997.

                                EXPLANATORY NOTE

         Pursuant to General Instruction C of Form S-8, this Registration Statement contains a prospectus meeting the requirements of Part I of Form S-3 relating to the reoffer by certain individuals of shares of Common Stock, par value $.001 per share, of Star Telecommunications, Inc. acquired pursuant to the exercise of options granted under the 1996 Outside Director Nonstatutory Stock Option Plan.

                          STAR TELECOMMUNICATIONS, INC.

   FORM S-8 CROSS REFERENCE SHEET SHOWING LOCATION OF INFORMATION REQUIRED BY
                               PART I OF FORM S-3


Form S-3 Item Number                                       Location/Heading in Prospectus
1.   Forepart of Registration Statement and Outside        Cover page
     Front Cover Page of Prospectus
2.   Inside Front and Outside Back Cover Page of           Available Information; Incorporation of Certain
     Prospectus                                            Information by Reference
3.   Summary Information, Risk Factors and Ratio of        Risk Factors
     Earnings to Fixed Charges
4.   Use of Proceeds                                       Not applicable
5.   Determination of Offering Price                       Not applicable
6.   Dilution                                              Not applicable
7.   Selling Security Holders                              Selling Security Holders
8.   Plan of Distribution                                  Plan of Distribution
9.   Description of Securities to be Registered            Not Applicable
10.  Interests of Named Experts and Counsel                Not Applicable
11.  Material Changes                                      Not Applicable
12.  Incorporation of Certain Information by Reference     Incorporation of Certain Information by Reference
13.  Disclosure of Commission Position on                  Indemnification
     Indemnification for Securities Act Liabilities

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference

         Star Telecommunications, Inc. (the "Registrant") hereby incorporates by reference into this Registration Statement the following documents previously filed with the Securities and Exchange Commission (the "SEC"):

         (a) The Registrant's prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the "1933 Act"), in connection with Registration Statement No. 333-21325 on Form S-1 filed with the SEC on June 12, 1997, together with any amendment thereto filed, in which there are set forth audited financial statements for the Registrant's fiscal year ended December 31, 1996, and

         (b) The description of the Registrant's outstanding Common Stock contained in the Registrant's Registration Statement No. 000-22581 on Form 8-A filed with the SEC on May 16, 1997, pursuant to
              Section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), including any amendment or report filed for the purpose of updating such description.

         All reports and definitive proxy or information statements filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Item 4.  Description of Securities

         Not Applicable.

Item 5.  Interests of Named Experts and Counsel

         Not Applicable.

Item 6.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the 1933 Act. The Registrant's Bylaws provide for mandatory indemnification of its directors and permissible indemnification of officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of their fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the fiduciary duty of the directors, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.

Item 7.  Exemption from Registration Claimed

         Not Applicable.

Item 8.  Exhibits

Exhibit Number        Exhibit
--------------        -------

      4               Instrument Defining Rights of Stockholders.  Reference is made to Registrant's
                      Registration Statement No. 000-22581 on Form 8-A, which is incorporated herein by reference pursuant to Item 3(b) of this Registration Statement.
      5               Opinion and consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.
    23.1              Consent of Arthur Andersen LLP, Independent Public Accountants.
    23.2              Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP is contained in
                      Exhibit 5.
    24                Power of Attorney.  Reference is made to page II-4 of this Registration Statement.

Item 9.  Undertakings

         A. The undersigned Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act, (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that clauses (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in this Registration Statement; (2) that for the purpose of determining any liability under the 1933 Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Registrant's 1996 Outside Director Nonstatutory Stock Option Plan.

         B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the indemnification provisions summarized in Item 6 or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California on this 22nd day of July, 1997.


                                        STAR TELECOMMUNICATIONS, INC.


                                        By: /s/ Christopher E. Edgecomb
                                            ----------------------------------
                                            Christopher E. Edgecomb
                                            Chairman of the Board and Chief
                                            Executive Officer


                                POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS:

         That the undersigned officers and directors of Star Telecommunications, Inc., a Delaware corporation, do hereby constitute and appoint Christopher E. Edgecomb and Kelly D. Enos, and either of them, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and either one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or either one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

         IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                       Title                                              Date
---------                                       -----                                              ----
/s/ Christopher E. Edgecomb                     Chairman of the Board, Chief Executive            July 22, 1997
----------------------------------------        Officer and Director
Christopher E. Edgecomb                         (Principal Executive Officer)


/s/ Kelly D. Enos                               Chief Financial Officer, Treasurer                July 22, 1997
----------------------------------------        and Assistant Secretary
Kelly D. Enos                                   (Principal Financial and Accounting Officer)


/s/ Mary A. Casey                               President, Secretary and Director                 July 10, 1997
-----------------------------------------
Mary A. Casey



/s/ Gordon Hutchins, Jr.                        Director                                          July 22, 1997
-----------------------------------------
Gordon Hutchins, Jr.



/s/ John R. Snedegar                            Director                                          July 22, 1997
-----------------------------------------
John R. Snedegar



/s/ Roland A. Van der Meer                      Director                                          July 22, 1997
-----------------------------------------
Roland A. Van der Meer

                                  EXHIBIT INDEX



                                                                                            Sequentially
Exhibit Number     Exhibit                                                                  Numbered Page
--------------     -------                                                                  -------------
      4            Instrument Defining Rights of Stockholders.  Reference is made to
                   Registrant's  Registration Statement No. 000-22581 on Form 8-A,
                   which is incorporated herein by reference pursuant to Item 3(b)
                   of this Registration Statement.
      5            Opinion and consent of Gunderson Dettmer Stough Villeneuve
                   Franklin & Hachigian, LLP.
    23.1           Consent of Arthur Andersen LLP, Independent Public Accountants.
    23.2           Consent of Gunderson Dettmer Stough Villeneuve Franklin &
                   Hachigian, LLP is contained in Exhibit 5.
    24             Power of Attorney.  Reference is made to page II-4 of this
                   Registration Statement.

                                                                    Exhibit 5
                                                                    ---------


                                  July 22, 1997



Star Telecommunications, Inc.
223 East De La Guerra Street
Santa Barbara, California 93101

                  Re: Star Telecommunications, Inc. Registration Statement for Offering of 20,000 Shares of Common Stock

Ladies and Gentlemen:

         We refer to your registration on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, of 20,000 shares of Common Stock issued under the Company's 1996 Outside Director Nonstatutory Stock Option Plan. We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the 1996 Outside Director Nonstatutory Stock Option Plan and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company's Common Stock.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

                                        Very truly yours,



                                        /s/  Gunderson Dettmer Stough
                                        ------------------------------------
                                        Villeneuve Franklin & Hachigian, LLP


                                        Gunderson Dettmer Stough
                                        Villeneuve Franklin & Hachigian, LLP

                                                                    Exhibit 23.1
                                                                    ------------


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



                  As independent public accountants, we hereby consent to the use of our report and to all references to our firm included in or made a part of this registration statement on Form S-8.



Los Angeles, California
July 23, 1997                           /s/ Arthur Andersen LLP
                                        ----------------------------------
                                        ARTHUR ANDERSEN LLP

REOFFER PROSPECTUS



                                  20,000 Shares

                          Star Telecommunications, Inc.

                                  Common Stock

         This Reoffer Prospectus relates to the offer and sale of up to 20,000 shares of the common stock, par value $.001 (the "Common Stock"), of Star Telecommunications, Inc. (the "Company"), which may be offered from time to time by the registered stockholders named herein (the "Selling Security Holders"). It is anticipated that the Selling Security Holders will offer shares for sale at prevailing prices on the Nasdaq National Market System on the date of sale. The Company will receive no part of the proceeds of sale made hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Security Holders will be borne by such Selling Security Holders.

         The Company's Common Stock is quoted on the Nasdaq National Market under the symbol STRX. On July 21, 1997, the average of the high and low selling prices of the Common Stock was $15.8125 per share.

         The Selling Security Holders and any broker executing selling orders on behalf of the Selling Security Holders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), in which event commissions received by such broker may be deemed to be underwriting commissions under the 1933 Act.

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED
       ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 3.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

         No person is authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Security Holder. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

         The date of this Reoffer Prospectus is July 25, 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy and information statements and other information can be inspected and copied at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 219 South Dearborn Street, Chicago, IL 60604; 26 Federal Plaza, New York, NY 10007; and 5757 Wilshire Boulevard, Los Angeles, CA 90036, at prescribed rates. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC at http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market System. Reports, proxy statements, information statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

         A copy of any document incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates) of which this Reoffer Prospectus forms a part but which is not delivered with this Reoffer Prospectus will be provided by the Company without charge to any person (including any beneficial owner) to whom this Reoffer Prospectus has been delivered upon the oral or written request of such person. Such requests should be directed to Kelly D. Enos, Chief Financial Officer, Star Telecommunications, Inc., 223 East De La Guerra Street, Santa Barbara, California 93101. The Company's telephone number at that location is (805) 899-1962.


                                TABLE OF CONTENTS

                                                                           Page
THE COMPANY.................................................................3

RISK FACTORS................................................................3

SELLING SECURITY HOLDERS...................................................13

PLAN OF DISTRIBUTION.......................................................13

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................14

INDEMNIFICATION............................................................14

                                   THE COMPANY

         STAR Telecommunications, Inc. (the "Company") is an international long distance provider offering highly reliable, low cost switched voice services on a wholesale basis, primarily to U.S.-based long distance carriers. The Company provides international long distance service to over 275 foreign countries through a flexible network of resale arrangements with long distance providers, various foreign termination relationships, international gateway switches, and leased and owned transmission facilities. The Company has grown its revenues rapidly by capitalizing on the deregulation of international telecommunications markets, by combining sophisticated information systems with flexible routing techniques and by leveraging management's industry expertise. The Company commenced operations as an international long distance provider in August 1995 and increased its revenues from $16.1 million in 1995 to $208.1 million in 1996.

         The Company serves the large and growing international long distance telecommunications market. The Company markets to small and medium size long distance companies that do not have the critical mass to invest in their own international transmission facilities or to obtain volume discounts from the larger facilities-based carriers. The Company also markets to larger long distance companies seeking lower rates and overflow capacities. The Company provided switched long distance services to 88 customers in the first quarter of 1997. The Company operates international gateway switching facilities in New York and Los Angeles and holds ownership positions in eight digital undersea fiber optic cables. The Company has installed an international gateway switch in London, England, and plans to invest in additional undersea fiber optic cables. The Company's switching facilities are linked to a proprietary reporting system, which the Company believes provides it with a competitive advantage by permitting management on a real-time basis to determine the most cost-effective termination alternatives, monitor customer usage and manage gross margins by route.

         In 1995 and 1996, the Company rapidly built its wholesale customer base, traffic volume and revenue by offering favorable rates compared to other long distance providers. The Company now seeks to lower its cost of services and improve its gross margin by negotiating lower rates with domestic and foreign providers of transmission capacity and, when justified by traffic volume, invest in network facilities and enter into fixed cost arrangements, including long term leases. In addition, the Company intends to market its international long distance services directly to commercial customers overseas, with an initial focus on the U.K. and selected European cities.

         The Company's executive offices are located at 223 East De La Guerra Street, Santa Barbara, California 93101. The Company's telephone number is (805) 899-1962.


                                  RISK FACTORS

Risk Associated with Limited Operating History in the International Telecommunications Market.

         The Company was incorporated in September 1993, but did not commence its current business as an international long distance provider until the third quarter of 1995. As a result, the Company's business must be considered in light of the risks faced by early stage companies in the rapidly evolving international telecommunications market. Early stage companies must respond to external factors, such as competition and changing regulations, without the resources, infrastructure and broader business base of more established companies. Early stage companies also must respond to these risks while simultaneously developing systems, adding personnel and entering new markets. As a result, these risks can have a much greater effect on early stage companies. If the Company does not successfully address such risks, the Company's business, operating results and financial condition would be materially adversely affected.

Operating Results Subject to Significant Fluctuations.

         The Company's quarterly operating results are difficult to forecast with any degree of accuracy because a number of factors subjects these results to significant fluctuations. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

         Factors Influencing Operating Results, Including Revenues, Costs and Margins. The Company's revenues, costs and expenses have fluctuated significantly in the past and are likely to continue to fluctuate significantly in the future as a result of numerous factors. The Company's revenues in any given period can vary due to factors such as call volume fluctuations, particularly in regions with relatively high per-minute rates; the addition or loss of major customers, whether through competition, merger, consolidation or otherwise; the loss of economically beneficial routing options for the termination of the Company's traffic; financial difficulties of major customers; pricing pressure resulting from increased competition; and technical difficulties with or failures of portions of the Company's network that impact the Company's ability to provide service to or bill its customers. The Company's cost of services and operating expenses in any given period can vary due to factors such as fluctuations in rates charged by carriers to terminate the Company's traffic; increases in bad debt expense and reserves; the timing of capital expenditures, and other costs associated with acquiring or obtaining other rights to switching and other transmission facilities; changes in the Company's sales incentive plans; and costs associated with changes in staffing levels of sales, marketing, technical support and administrative personnel. In addition, the Company's operating results can vary due to factors such as changes in routing due to variations in the quality of vendor transmission capability; loss of favorable routing options; the amount of, and the accounting policy for, return traffic under operating agreements; actions by domestic or foreign regulator entities; the level, timing and pace of the Company's expansion in international and commercial markets; and general domestic and international economic and political conditions. Since the Company does not generally have long term arrangements for the purchase or resale of long distance services, and since rates fluctuate significantly over short periods of time, the Company's gross margins are subject to significant fluctuations over short periods of time. The Company's gross margins also may be negatively impacted in the longer term by competitive pricing pressures.

         Recent Examples of Factors Affecting Operating Results. The Company has recently encountered significant difficulties in the collection of accounts receivable from certain of its major customers. In the fourth quarter of 1996, Hi-Rim Communications, Inc. ("Hi-Rim"), one of the Company's major customers, informed the Company that it was experiencing financial difficulties and would be unable to pay in full, on a timely basis, approximately $6.0 million in outstanding accounts receivable. The Company accepted a secured note in the amount of $3.4 million in lieu of a portion of past due payments and was able to offset a portion of the amounts due by sending traffic to Hi-Rim. The Company believes that it is unlikely to receive any additional payment from Hi-Rim under the note or otherwise. As a result, the full amount of approximately $5.3 million owed to the Company by Hi-Rim as of December 31, 1996, which was not subsequently collected or for which no offsetting value was received, was written-off in the fourth quarter of 1996. In the first quarter of 1997, Cherry Communications, Inc. ("CCI"), the Company's largest customer in 1996, also informed the Company that it was unable to pay in full, on a timely basis, its accounts receivable balance. To account for the potential inability to collect on the accounts receivable and outstanding deposits which the Company had made to CCI, the Company increased its reserve against accounts receivable and reserve against deposits by $3.5 million and $2.0 million, respectively. In addition, the Company wrote off $820,000 of intangible assets relating to this customer. These reserves and write-off reflect the full amount of future benefits to have been received by the Company from assets related to CCI recorded on the Company's Balance Sheet at December 31, 1996. The Company continued to provide service to CCI through March 1997 and has received payment for services provided in the first quarter of 1997 through a combination of cash receipts from CCI and offsetting payables from the Company to CCI resulting from the Company's use of CCI as a vendor. While the Company no longer provides services to CCI, the Company is continuing to utilize CCI as a vendor and has entered into various other contractual arrangements with CCI in order to continue to offset outstanding accounts receivables. However, there can be no assurance that the Company will be able to collect or continue to offset any significant portion of the accounts receivable either through utilizing CCI as a vendor or otherwise. The Company's ability to collect or offset the CCI accounts receivable would be adversely affected to the extent that CCI's financial condition deteriorates or CCI becomes subject to voluntary or involuntary bankruptcy proceedings. In the event bankruptcy proceedings are commenced, CCI's creditors or a bankruptcy trustee would likely assert that any payments (including offsets) received by the Company in the 90 day period prior to the commencement of the bankruptcy proceeding are "preference payments" and should be returned to CCI for distribution among creditors. As a result, if bankruptcy proceedings were commenced with respect to CCI prior to September 1997, the Company could be required to repay amounts it received (including through accounts payable offsets) during the 90 day preference period. In such event, the Company's reserves may be inadequate and the Company may incur a higher than anticipated bad debt expense, which could have a material adverse effect on the Company's results of operations. The Company also took a $1.6 million write-off in the first quarter of 1997 due to the failure of one of its customers, NetSource, Inc., to pay its outstanding accounts receivable. The Company has commenced litigation against NetSource, Inc. for all outstanding amounts. If the Company experiences similar difficulties in the collection of accounts receivable from its other major customers, the Company's financial condition and results of operations could be materially adversely affected.

         In addition, the Company's revenue growth slowed in the fourth quarter of 1996 and the first quarter of 1997 relative to the third quarter of 1996 primarily due to the Company significantly reducing the traffic it received from Hi-Rim and CCI due to financial difficulties of these companies, an additional relatively smaller decrease in traffic from CCI due to pricing changes and transmission quality problems on several high volume routes, primarily as a result of call set-up delay and an ability to transmit facsimiles, that caused customers to choose alternate routes. If similar events occur in the future, such events could have a material adverse effect on the Company's business, operating results or financial condition.

         No Assurance that Recent Growth Will Continue; Potential Impact on Net Income and Market Expectations. Although the Company's revenues have increased in each of the last seven quarters, such growth should not be considered indicative of future revenue growth or operating results. If revenue levels fall below expectations, net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the Company's operating expenses varies with its revenues. This effect is likely to increase as a greater percentage of the Company's cost of services are associated with owned and leased facilities. There can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future.

         Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

Risks of International Telecommunications Business.

         The Company has to date generated substantially all of its revenues by providing international telecommunications services to its customers on a wholesale basis. The international nature of the Company's operations involves certain risks, such as changes in U.S. and foreign government regulations and telecommunications standards, dependence on foreign partners, tariffs, taxes and other trade barriers, the potential for nationalization and economic downturns and political instability in foreign countries. In addition, the Company's business could be adversely affected by a reversal in the current trend toward deregulation of telecommunications carriers. The Company will be increasingly subject to these risks to the extent that the Company proceeds with the planned expansion of its international operations.

         Risks of Dependence on Foreign Partners. The Company will increasingly rely on foreign partners to terminate its traffic in foreign countries and to assist in installing transmission facilities and network switches, complying with local regulations, obtaining required licenses, and assisting with customer and vendor relationships. The Company may have limited recourse if its foreign partners do not perform under their contractual arrangements with the Company. The Company's arrangements with foreign partners may expose the Company to significant legal, regulatory or economic risks.

         Risks Associated with Foreign Government Control and Highly Regulated Markets. Governments of many countries exercise substantial influence over various aspects of the telecommunications market. In some cases, the government owns or controls companies that are or may become competitors of the Company or companies (such as national telephone companies) upon which the Company and its foreign partners may depend for required interconnections to local telephone networks and other services. Accordingly, government actions in the future could have a material adverse effect on the Company's operations. In highly regulated countries in which the Company is not dealing directly with the dominant local exchange carrier, the dominant carrier may have the ability to terminate service to the Company or its foreign partner and, if this occurs, the Company may have limited or no recourse. In countries where competition is not yet fully established and the Company is dealing with an alternative carrier, foreign laws may prohibit or impede the entry of such new carriers in the market.

         Risks Associated with International Settlement Rates, International Traffic and Foreign Currency Fluctuations. The Company's revenues and cost of long distance services are sensitive to changes in international settlement rates, imbalances in the ratios between outgoing and incoming traffic and foreign currency fluctuations. International rates charged to customers are likely to decrease in the future for a variety of reasons, including increased competition between existing long distance providers, new entrants into the market and the consummation of joint ventures among large international long distance providers that facilitate targeted pricing and cost reductions. There can be no assurance that the Company will be able to increase its traffic volume or reduce its operating costs sufficiently to offset any resulting rate decreases. In addition, the Company expects that an increasing portion of the Company's net revenue and expenses will be denominated in currencies other than U.S. dollars, and changes in exchange rates may have a significant effect on the Company's results of operations. As the Company continues to pursue a strategy of entering into operating agreements where it is economically advantageous to do so, the Company's results of operations will become increasingly subject to the risks of changes in international settlement rates and foreign currency fluctuations.

         Foreign Corrupt Practices Act. The Company is also subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. The Company may be exposed to liability under the FCPA as a result of past or future actions taken without the Company's knowledge by agents, strategic partners and other intermediaries. Such liability could have a material adverse effect on the Company's business, operating results and financial condition.

Potential Adverse Effects of Government Regulation.

         The Company's business is subject to various U.S. federal laws, regulations, agency actions and court decisions. The Company's international facilities-based and resale services are subject to regulation by the Federal Communications Commission (the "FCC"). The FCC requires authorization prior to leasing capacity, acquiring international facilities, and/or initiating international service. Prior FCC approval is also required to transfer control of an authorized carrier. The Company is also subject to the FCC rules that regulate the manner in which international services may be provided, including, for instance, the circumstances under which carriers may provide international switched services by using private lines or route traffic through third countries.

         The FCC's Private Line Resale Policy. The FCC's private line resale policy prohibits a carrier from reselling international private leased circuits to provide switched services to a country unless the FCC has found that the country affords U.S. carriers equivalent opportunities to engage in similar activities in that country. Certain of the Company's arrangements with foreign carriers involve the transmission of switched services for termination in a country that has not been found by the FCC to offer equivalent resale opportunities. These arrangements are with foreign carriers that are not the dominant carriers in their respective foreign countries. There can be no assurance that the FCC, upon viewing these alternate carrier arrangements, would permit these arrangements under its private line resale policy. If the FCC finds that these arrangements conflict with its policy, among other measures, it may issue a cease and desist order or impose fines on the Company, which could have a material adverse effect on the Company's business, operating results and financial condition. It is also possible that the regulatory agency of the foreign government would find that foreign law does not permit the operation of alternate carriers or that the alternate carriers have not met foreign law requirements for such operations. Such a finding could have a material adverse effect on the Company's business, operating results and financial condition.

         FCC Policies on Transit and Refile. The FCC is currently considering whether to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to the routing arrangements (referred to as "transiting"). Under certain arrangements referred to as "refiling," the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. The FCC to date has made no pronouncement as to whether refile arrangements comport either with U.S. or International Telecommunications Union ("ITU") regulations. It is possible that the FCC will determine that refiling, as defined, violates U.S. and/or international law, which could have a material adverse effect on the Company's business, operating results and financial condition.

         The FCC's International Settlements Policy. The Company is also required to conduct its international business in compliance with the FCC's international settlements policy (the "ISP"). The ISP establishes the permissible arrangements for U.S.-based carriers and their foreign counterparts to settle the cost of terminating each other's traffic over their respective networks. It is possible that the FCC would take the view that some of the Company's arrangements with alternative foreign carriers do not comply with the existing ISP rules. If the FCC, on its own motion or in response to a challenge filed by a third party, determines that the Company's foreign carrier arrangements do not comply with FCC rules, among other measures, it may issue a cease and desist order or impose fines on the Company. Such action could have a material adverse effect on the Company's business, operating results and financial condition.

         Recent and Potential FCC Actions. Regulatory action that has been and may be taken in the future by the FCC may enhance the intense competition faced by the Company. The FCC recently enacted certain changes in its rules designed to permit more flexibility in its ISP as a method of achieving lower cost-based accounting rates as more facilities-based competition is permitted in foreign markets. Specifically, the FCC has decided to allow U.S. carriers, subject to certain competitive safeguards, to propose methods to pay for international call termination that deviate from traditional bilateral accounting rates and the ISP. The FCC has also proposed to establish lower ceilings ("benchmarks") for the rates that U.S. carriers will pay foreign carriers for the termination of international services. In separate proceedings, the FCC is considering equivalency determinations for Australia, Chile, Denmark, Finland, Hong Kong and Mexico. While these rule changes may provide more flexibility to the Company to respond more rapidly to changes in the global telecommunications market, it will also provide similar flexibility to the Company's competitors. The FCC has also proposed to implement the WTO Agreement by, among other things, relaxing the limitation on the entry of foreign carriers from WTO-member countries into the U.S. market. There can be no assurance that the FCC will adopt such rule changes. The FCC is also considering certain other international policy issues in several rulemaking proceedings and in response to specific applications and petitions filed by other telecommunications carriers, including mandating lower international accounting rates. The resolution of these proceedings could have an adverse effect on the Company's business.

         Foreign Regulations. The Company may also be subject to regulation in foreign countries in connection with certain of its business activities. For example, the Company's use of transit, international simple resale ("ISR") or other routing arrangements may be affected by laws or regulations in either the transited or terminating foreign jurisdiction. Foreign countries, either independently or jointly as members of the ITU, may have adopted or may adopt laws or regulatory requirements regarding such services for which compliance would be difficult or expensive, that could force the Company to choose less cost-effective routing alternatives and that could adversely affect the Company's business, operating results and financial condition.

         In the United Kingdom ("U.K."), the Company's services are subject to regulation by the Office of Telecommunications ("Oftel"). The regulatory regime currently being introduced by Oftel to facilitate competition has a direct and material effect on the ability of the Company to conduct its business in the U.K. The Company has been granted licenses to provide international facilities-based voice services from the U.K. ISR services over leased lines to all international points from the U.K. There can be no assurance that the Company will be granted the ISR license in the immediate future, or at all. Failure to obtain such authority would prevent the Company from providing certain resale services in the U.K. and would limit the Company's ability to expand its operations. Future changes in government regulation could have a material adverse effect on the Company's business, operating results or financial condition.

         To the extent that it seeks to provide telecommunications services in other non-U.S. markets, the Company is subject to the developing laws and regulations governing the competitive provision of telecommunications services in those markets. The Company currently plans to provide a limited range of services in Belgium, France, Germany and Mexico, as permitted by regulatory conditions in those markets, and to expand its operations as these markets implement scheduled liberalization to permit competition in the full range of telecommunications services in the next several years. The nature, extent and timing of the opportunity for the Company to compete in these markets will be determined, in part, by the actions taken by the governments in these countries to implement competition and the response of incumbent carriers to these efforts. There can be no assurance that the regulatory regime in these countries will provide the Company with practical opportunities to compete in the near future, or at all, or that the Company will be able to take advantage of any such liberalization in a timely manner.

         Regulation of Customers. The Company's customers are also subject to actions taken by domestic or foreign regulatory authorities that may affect the ability of customers to deliver traffic to the Company. Regulatory sanctions have been imposed on certain of the Company's customers in the past. While such sanctions have not adversely impacted the volume of traffic received by the Company from such customers to date, future regulatory actions could materially adversely affect the volume of traffic received from a major customer, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on Availability of Transmission Capacity.

         During fiscal 1996, substantially all of the Company's revenue was derived from the sale of international long distance services terminated through resale arrangements with other long distance providers. The Company purchased capacity from 51 vendors in the quarter ended March 31, 1997, six of which accounted for a majority of the Company's capacity during the same period. There can be no assurance that such resale arrangements will continue to be available to the Company on a cost-effective basis or at all. Currently, most transmission capacity used by the Company is obtained on a variable, per minute basis, subjecting the Company to the possibility of unanticipated price increases and service cancellations. The Company also requires high voice quality transmission capacity, which may not always be available at cost-effective rates. If the Company is not able to continue to enter into cost-effective resale arrangements with its primary vendors, or is unable to locate suitable replacement vendors that offer sufficient, high quality alternative capacity, the Company's business, operating results and financial condition could be materially adversely affected. For instance, to the extent that the Company's variable costs increase, the Company may experience reduced or, in certain circumstances, negative margins for some services. As its traffic volume increases on particular routes, the Company expects to decrease its reliance on variable usage arrangements and enter into fixed monthly or longer-term leasing or ownership arrangements, subject to obtaining any requisite authorization. To the extent that the Company does so, and incorrectly projects traffic volume in a particular geographic area, the Company would experience higher fixed costs without a related increase in revenue. The Company has invested substantial resources and intends to continue to invest in developing its own global transmission and switching facilities, which is a capital intensive and time-consuming process. There can be no assurance that the Company will successfully complete development of its global network in a timely manner and within budget.

Management of Changing Business.

         Increased Demands on Management and Need to Continue to Improve Systems. The Company has recently experienced significant revenue growth and has expanded the number of its employees and the geographic scope of its operations. These factors have resulted in increased responsibilities for management personnel and placed increased demands upon the Company's operating and financial systems. The Company expects that its expansion into foreign countries will lead to increased financial and administrative demands, such as increased operational complexity associated with expanded network facilities, administrative burdens associated with managing an increasing number of relationships with foreign partners and expanded treasury functions to manage foreign currency risks. The Company's accounting systems and policies have been developed as the Company has experienced significant growth, and the Company will require additional personnel, systems and policies to comply with the reporting requirements of a publicly held company. Although the Company has recently implemented a new financial accounting system in 1997, there can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Difficulties encountered in the Company's transition to a new accounting system or the failure to implement and improve the Company's operation, financial and management systems as needed to accommodate any expansion of the Company's business could have a material adverse effect on the Company's business, operating results and financial condition.

         Risks of Expansion into Commercial Market. While the Company has focused to date solely on the wholesale market, the Company intends to expand into the commercial market and such expansion will increase the risk of bad debt exposure and lead to higher operating costs. The Company also may be required to update and improve its billing systems and procedures and/or hire new management personnel to handle the demands of the commercial market. There can be no assurance that the Company will be able to effectively manage the costs of and risks associated with expansion into the commercial market.

Risk Associated with Complex Switching and Information Systems Hardware and Software.

         The Company's information systems and its Northern Telecom and Stromberg-Carlson switching equipment are expensive to purchase, complex to install and maintain, and subject to hardware defects and software bugs. The Company may experience technical difficulties with its hardware or software which could adversely affect the Company's ability to provide service to its customers, manage its network, collect billing information, or perform other vital functions. For example, in the fourth quarter of 1996 the Company experienced difficulties associated with the installation of a software upgrade to its switching equipment. If similar events occur in the future, such events could have a material adverse effect on the Company's business, operating results or financial condition.

Dependence on Key Personnel.

         The Company's success depends to a significant degree upon the efforts of senior management personnel and a group of employees with long-standing relationships and technical knowledge of the Company's operations, in particular, Christopher E. Edgecomb, the Company's Chief Executive Officer. Mr. Edgecomb is bound by the terms of a Non-Compete Agreement, which restricts the Company's ability to offer domestic interexchange products and services until September 1997 and solicit certain customers for an 18-month period thereafter. Several of the Company's key management personnel joined the Company in the past six months, including the Company's Chief Financial Officer and Executive Vice President - Operations and Engineering. The Company maintains and is the beneficiary under a key person life insurance policy in the amount of $10.0 million with respect to Mr. Edgecomb. The Company's management team has limited experience working together and there can be no assurance that they can successfully integrate as a management team. The Company believes that its future success will depend in large part upon its continuing ability to attract and retain highly skilled personnel. Competition for qualified, high-level telecommunications personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of one or more of the Company's key individuals, or the failure to attract and retain other key personnel, could materially adversely affect the Company's business, operating results and financial condition.

Significant Competition.

         The international telecommunications industry is intensely competitive and subject to rapid change. The Company's competitors in the international wholesale switched long distance market include large, facilities-based multinational corporations and smaller facilities-based providers in the U.S. and overseas that have emerged as a result of deregulation (often referred to as Post, Telephone and Telegraphs or "PTTs"), switched-based resellers of international long distance services and international joint ventures and alliances among such companies. International wholesale switched long distance providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. The number of the Company's competitors is likely to increase as a result of the new competitive opportunities created by the WTO Agreement. Under the terms of the WTO Agreement, the United States and the other 68 countries participating in the Agreement have committed to open their telecommunications markets to competition, foreign ownership and adopt measures to protect against anticompetitive behavior, effective starting on January 1, 1998. As a result, the Company believes that competition will continue to increase, placing downward pressure on prices. Such pressure could adversely affect the Company's gross margins if the Company is not able to reduce its costs commensurate with such price reductions.

         Competition from Domestic and International Companies and Alliances. The U.S.-based international telecommunications services market is dominated by American Telephone & Telegraph Co. ("AT&T"), MCI Communications Corp. ("MCI") and Sprint Communications Company L.P. ("Sprint"). The Company also competes with WorldCom, Inc., Pacific Gateway Exchange, Inc., TresCom International, Inc. and other U.S.-based and foreign long distance providers, many of which have considerably greater financial and other resources and more extensive domestic and international communications networks than the Company. The Company anticipates that it will encounter additional competition as a result of the formation of global alliances among large long distance telecommunications providers. For example, MCI and British Telecommunications recently announced a proposed merger that would create a global telecommunications company called Concert, and additionally have announced an alliance with Telefonica de Espana. The effect of the proposed merger and alliance could create significantly increased competition. Many of the Company's current competitors are also the Company's customers. The Company's business would be materially adversely affected to the extent that a significant number of such customers limit or cease doing business with the Company for competitive or other reasons. Consolidation in the telecommunications industry could not only create even larger competitors with greater financial and other resources, but could also adversely affect the Company by reducing the number of potential customers for the Company's services.

         Competition from New Technologies. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite and undersea cable transmission capacity for services similar to those provided by the Company. Such technologies include satellite-based systems, such as the proposed Iridium and GlobalStar systems, utilization of the Internet for international voice and data communications and digital wireless communication systems such as personal communications services ("PCS"). The Company is unable to predict which of many possible future product and services offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services.

         Increased Competition as a Result of a Changing Regulatory Environment. The FCC recently granted AT&T's petitions to be classified as a non-dominant carrier in the domestic interstate and international markets, which has allowed AT&T to obtain relaxed pricing restrictions and relief from other regulatory constraints, including reduced tariff notice requirements. These reduced regulatory requirements could make it easier for AT&T to compete with the Company. In addition, the Telecommunications Act of 1996 (the "Telecommunications Act"), which substantially revises the Communications Act of 1934 (the "Communications Act"), permits and is designed to promote additional competition in the intrastate, interstate and international telecommunications markets by both U.S.-based and foreign companies, including the Regional Bell Operating Companies ("RBOCs"). RBOCs, as well as other existing or potential competitors of the Company, have significantly more resources that the Company. The Company also expects that competition from carriers will increase in the future along with increasing deregulation of telecommunications markets worldwide. As a result of these and other factors, there can be no assurance that the Company will continue to compete favorably in the future.

Dependence on Other Long Distance Providers; Customer Concentration and Increased Bad Debt Exposure.

         The Company's primary business as a wholesale long distance provider makes it highly dependent upon traffic delivered to the Company by other long distance providers pursuant to arrangements that can generally be terminated by the provider on short notice. While the list of the Company's most significant customers varies from quarter to quarter, the Company's five largest customers accounted for approximately 43% of revenues in the year ended December 31, 1996 and 44% for the quarter ended March 31, 1997. During 1996, the Company's largest customer, CCI, accounted for approximately 21% of the Company's revenue. The Company ceased providing service to CCI in March 1997 due to its failure to pay outstanding accounts receivable. No other customer accounted for more than 10% of the Company's revenue in 1996. The Company could lose significant customer traffic for many reasons, including the entrance into the market of significant new competitors with lower rates than the Company, downward pressure on the overall costs of transmitting international calls, transmission quality problems, changes in U.S. or foreign regulations, or unexpected increases in the Company's cost structure as a result of expenses related to installing a global network or otherwise. Any significant loss of customer traffic would have a material adverse effect on the Company's business, operating results and financial condition.

         The Company's customer concentration also amplifies the risk of non-payment by customers. The Company's two largest customers in 1996 accounted for approximately 29% of the Company's gross accounts receivable as of December 31, 1996. The Company has recently encountered significant difficulties in the collection of accounts receivable from certain of its major customers. In the fourth quarter of 1996, Hi-Rim, one of the Company's major customers, informed the Company that it was experiencing financial difficulties and would be unable to pay in full, on a timely basis, approximately $6.0 million in outstanding accounts receivable. The Company accepted a secured note in the amount of $3.4 million in lieu of a portion of past due payments and was able to offset a portion of the amounts due by sending traffic to Hi-Rim. The Company believes that it is unlikely to receive any additional payment from Hi-Rim under the note or otherwise. As a result, the full amount of the approximately $5.3 million owed to the Company by Hi-Rim as of December 31, 1996, which was not subsequently collected or for which no offsetting value was received, was written-off in the fourth quarter of 1996. In the first quarter of 1997, CCI, the Company's largest customer in 1996, also informed the Company that it was unable to pay in full, on a timely basis, its accounts receivable balance. To account for the potential inability to collect on the accounts receivable and outstanding deposits which the Company had made to CCI, the Company increased its reserve against accounts receivable and reserve against deposits by $3.5 million and $2.0 million, respectively. In addition, the Company wrote-off $820,000 of intangible assets relating to this customer. These reserves and write-off reflect the full amount of future benefits to have been received by the Company from assets related to CCI recorded on the Company's Balance Sheet at December 31, 1996. The Company also took a $1.6 million write-off in the first quarter of 1997 due to the failure of one of its customers, NetSource, Inc., to pay its outstanding accounts receivable. The Company has commenced litigation against NetSource, Inc. for all outstanding amounts.

         While the Company performs ongoing credit evaluations of its customers, it generally does not require collateral to support accounts receivable from its customers and there can be no assurance that reserves will be adequate in future periods. If the Company experiences similar difficulties in the collection of accounts receivable from its other major customers, the Company's financial condition and results of operations could be materially adversely affected. In addition, the identity of the Company's major customers can change significantly over short periods of time. For example, while Hi-Rim accounted for approximately 9% of the Company's business during 1996, Hi-Rim accounted for less than 1% of the Company's revenues during the fiscal quarter ended March 31, 1997, and Cable & Wireless, which accounted for approximately 5% of the Company's revenues during 1996, accounted for approximately 10% of the Company's revenues for the fiscal quarter ended March 31, 1997. In addition, CCI, which accounted for approximately 21% of the Company's revenues during 1996 ceased to be a customer in March 1997.

Capital Expenditures; Potential Need for Additional Financing.

         Expansion of the Company's network facilities will require a significant investment in equipment and facilities. While the Company believes that the proceeds of this offering, combined with other sources of liquidity, will be sufficient to fund its capital requirements for the next 12 months, the Company may be required to obtain additional financing depending on factors such as the rate and extent of the Company's international expansion, increased investment in ownership rights in fiber optic cable and increased sales and marketing expenses to support international wholesale and commercial operations. Issuance of additional equity securities would result in dilution to stockholders. There can be no assurance that additional financing will be available on terms acceptable to the Company, or at all. The Company's inability to fund its capital requirements would have a material adverse effect on the Company's business, operating results and financial condition.

Risk Related to STAR Trademark.

         The Company has been advised that trademark registration may not be available for the "STAR Telecommunications" mark because several companies in telecommunications-related industries hold registered trademarks that include the word "star." Such companies could allege that the Company's use of the STAR Telecommunications mark is confusingly similar to existing trademarks. Although the Company has not received any communication from a third party with respect to its use of its trademark, there can be no assurance that a third party utilizing a similar mark will not allege that the Company's use infringes its rights, that the Company would successfully defend any claim of infringement or that the Company would not be ordered to cease using the mark and/or pay any damages. The adoption of a new trademark or any related litigation could be costly, negatively affect customer relationships, result in confusion in the market and have a material adverse effect on the Company's business, operating results and financial condition.

Effects of Natural Disasters and Other Catastrophic Events.

         The Company's business is susceptible to natural disasters such as earthquakes, as well as other catastrophic events such as fire, terrorism and war. Although the Company has taken a number of steps to prevent its network from being affected by natural disasters, fire and the like, such as building redundant systems for power supply to the switching equipment, there can be no assurance that any such systems will prevent the Company's switches from becoming disabled in the event of an earthquake, power outage or otherwise. The failure of the Company's network, or a significant decrease in telephone traffic resulting from effects of a natural or man-made disaster, could have a material adverse effect on the Company's relationship with its customers and the Company's business, operating results and financial condition.

Potential Volatility of Stock Price.

         The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, changes in federal and international regulations, activities of the largest domestic providers, industry consolidation and mergers, conditions and trends in the international telecommunications market, adoption of new accounting standards affecting the telecommunications industry, changes in recommendations and estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of emerging growth companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition.

                            SELLING SECURITY HOLDERS

         The Reoffer Prospectus relates to shares of Common Stock which have been acquired by certain former directors of the Company (the "Selling Security Holders"), pursuant to written stock option agreements between the Company and such persons dated as of May 15, 1996.

         The following table sets forth certain information with respect to the Selling Security Holders as of July 22, 1997:

                                                                                  Number of     Percentage of
                                                                                   Shares           Shares
                                          Number of Shares       Number of      Beneficially     Beneficially
     Selling          Position with      Beneficially Owned    Shares to be      Owned After     Owned After
 Security Holder       the Company       as of July 22, 1997  Offered Hereby    Offering (1)       Offering
 ---------------       -----------       -------------------  --------------    ------------       --------
  David S. Hunt     Former Director(2)        10,000(3)           10,000              0                0%

    Jerry D.        Former Director(4)       235,000              10,000           225,000          1.42%
   Jackintell

(1)  Assumes that all shares offered hereby are sold.
(2) Mr. Hunt resigned from the Company's board of directors as of December, 1996.
(3) Mr. Hunt is also a beneficiary of the Lyda Hunt-Herbert Trusts-David Shelton Hunt that holds 357,665 shares of Common Stock but is not deemed to beneficially own such shares because the co-trustees of such trust hold voting and investment power with respect to such shares.
(4) Mr. Jackintell resigned from the Company's board of directors as of September, 1996.


                              PLAN OF DISTRIBUTION

         The shares of Common Stock covered by this Reoffer Prospectus are being registered by the Company on the account of the Selling Security Holders. The Company understands that none of such shares will be offered through underwriters.

         Shares of Common Stock covered by this Reoffer Prospectus may be offered and sold from time to time by the Selling Security Holders through the Nasdaq National Market System, the over-the-counter market, negotiated transactions or otherwise, at the prices prevailing at the time of such sales, at prices relating to such prevailing market prices or at prices otherwise negotiated. To the Company's knowledge, no specific brokers or dealers have been designated by the Selling Security Holders nor has any agreement been entered into in respect of brokerage commissions or for the exclusive or coordinated sale of any securities which may be offered pursuant to this Reoffer Prospectus. The Selling Security Holders and any broker dealer through whom sales are made by the Selling Security Holders may be regarded as "underwriters" within the meaning of the 1933 Act although the Selling Security Holders disclaim such status, and their compensation may be regarded as underwriter's compensation.

         The Company will not receive any of the proceeds from the offering hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Security Holders will be borne by such Selling Security Holders.

         On July 21, 1997, the average of the high and low selling prices of the Common Stock, as reported on the Nasdaq National Market System, was $15.8125.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company hereby incorporates by reference into this Reoffer Prospectus the following documents previously filed with the SEC:

         (a) The Company's prospectus filed with the SEC pursuant to Rule 424(b) under the 1933 Act, in connection with Registration Statement No. 333-21325 on Form S-1 filed with the SEC on June 12, 1997, together with any amendment thereto filed, in which there are set forth audited financial statements for the Company's fiscal year ended December 31, 1996, and

         (b) The description of the Company's outstanding Common Stock contained in the Company's Registration Statement No. 000-22581 on Form 8-A filed with the SEC on May 16, 1997, pursuant to Section 12 of the 1934 Act, including any amendment or report filed for the purpose of updating such description.

         All reports and definitive proxy or information statements filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Reoffer Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Reoffer Prospectus and to be a part hereof from the date of filing of such documents.


                                 INDEMNIFICATION

         Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the 1933 Act. The Company's Bylaws provide for mandatory indemnification of its directors and permissible indemnification of officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Company's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of their fiduciary duty as directors to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the fiduciary duty of the directors, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchase or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Company has entered into Indemnification Agreements with its officers and directors. The Indemnification Agreements provide the Company's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.

         Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable.